December 5, 2024

Mark B. Johnson
Senior Vice President and Chief Financial Officer
DNOW Inc.
7402 North Eldridge Parkway
Houston, Texas 77041

       Re: DNOW Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-36325
Dear Mark B. Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology